SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2014

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Lima, August 20, 2014

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Dear Sirs:

In accordance with the rules of the Regulation for Material Events and Restricted Information approved by SMV Resolution N° 005-2014-SMV/01 and with respect to the agreements adopted by the Executive Committee of Credicorp’s Board of Directors in its meeting held on Wednesday, August 20, 2014, Credicorp hereby notifies you that:

The Committee approved the transfer of shares held by Credicorp Ltd. in Credicorp Capital Peru S.A.A., which represent approximately 12.3% of its capital stock, to its subsidiary Credicorp Capital Ltd.

Such transfer is part of a business regrouping strategy for Credicorp Capital Ltd. to become the holder of the subsidiaries and investments in companies related to the securities markets in Latin America and other countries, to facilitate its business management.

It is expected that this internal Credicorp Ltd. business regrouping will be completed in the coming months

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Mario Ferrari

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2014

CREDICORP LTD. (Registrant)

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative